

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 8, 2009

<u>**via U.S. mail and facsimile**</u>

Mr. Mamoru Saito, Chief Executive Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

   Re: **Item 4.01 Form 8-K**
      File No. 000-52742

Dear Mr. Saito:

We have completed our review of your Item 4.01 Form 8-K and have no further
comments at this time.

If you have any questions, please direct them to Tracey McKoy, Staff Accountant at
(202) 551-3772.

       Sincerely,

       Tracey McKoy
       Staff Accountant